FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2008

Commission File Number: 000-30850

Valcent Products Inc.
789 West Pender Street
Suite 1010
Vancouver, BC, Canada V6C 1H2

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F __X___   Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _____     No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _____     No __X__

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____     No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Report of Foreign Private Issuer

On February 15, 2008, Valcent Products Inc. (the “Company”) held its annual general meeting of shareholders in Vancouver British Columbia.  Four proposals were submitted to the shareholders for approval as set forth in the information circular distributed to shareholders.  16,129,238 shares were present at the meeting and constituted a quorum.  The proposals submitted to the shareholders and the votes received for each are outlined below.

1.           Election of Directors

Our shareholders approved increasing our board of directors to six persons and elected the following persons to serve on the board: George Stapleton, F. George Orr, M. Glen Kertz, Naveen Aggarwal, Robert V. Wingo, and Gerald Jardine.  On this proposal the votes were cast as follows:

Shares FOR	Shares AGAINST	WITHHELD
16,109,055	20,000	833

Messrs. Stapleton, Orr, Kertz, Wingo, and Naveen served on our board of directors prior to the February 15, 2008 meeting.  However, Mr. Jardine was newly elected to the board.  Mr. Jardine currently works for Sweetwater Capital in an investor relations capacity.  Over the past 23 years, Mr. Jardine has served as an officer and director of numerous companies, certain of which are described below.

From 2001 to 2006 Mr. Jardine served as the President, Chief Executive Officer and a director of New Pacific Ventures.   Previously, from 1999 to 2004 Mr. Jardine served as the Secretary and Treasurer, and a director of Prefco Enterprises Inc., a public Canadian construction and development company. From 1989 to 2003, Mr. Jardine was President, Chief Executive Officer and a director of Truax Venture Corporation, a Canadian public exploration company. Additionally, from 1996 to 2003, Mr. Jardine was the President of Amcan Fiscal Consultants Inc., a private consulting company. From 1986 to 1997, Mr. Jardine was the President and Chief Executive Officer, and a director of PowerTech Industries Inc., a Canadian public company involved in the manufacture and sales of HVAC equipment.

2.           Appointment of Smythe Ratcliffe as Auditors

The shareholders approved the appointment of Smythe Ratcliffe, Chartered Accountants, as the Company’s auditors until the next annual meeting of shareholders or until a successor is appointed.  The votes for this proposal were cast as follows:

Shares FOR	WITHHELD
16,109,055	20,833

3.           Approval of the 2006 Stock Option Plan

The shareholders ratified and approved the Company’s 2006 Stock Option Plan as amended.  The votes for this proposal were cast as follows:

Shares FOR	Shares AGAINST	WITHHELD
16,039,055	79,500	10,833

4.           Potential Company Name Change

The shareholders authorized and approved our board of directors to change the name of the Company to “Ecolyria” or other such name as the board deems appropriate.  To date the board has not determined to change the Company’s name.  The votes for this proposal were cast as follows:

Shares FOR	Shares AGAINST	WITHHELD
16,074,055	55,000	833

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valcent Products Inc.

By: /s/ George Orr________________
                                                                       Name:  George Orr
      Title:  Chief Financial Officer and Director